Exhibit 14.1

                           AMWEST IMAGING INCORPORATED
                  CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

                             ADOPTED AUGUST 31, 2011

     This Code of Ethics for Senior Financial Officers (the "Code") applies to the senior financial officers of Amwest Imaging Incorporated, a Nevada corporation (the "Company"), including the chief executive officer, chief operating officer, chief financial officer, controller, and internal auditor, if any of the Company and of each significant subsidiary of the Company (collectively "senior financial officers"). The Company's senior financial officers shall (absent a waiver from the audit committee of the Company's board of directors, after full disclosure), to the best of their knowledge and ability, adhere to and advocate the following principles and responsibilities governing their professional and ethical conduct. The failure to adhere to the Code will result in the disciplinary action deemed appropriate by appropriate supervisory personnel or by the Company's board of directors, which may include termination of employment.

1. Senior financial officers shall act with honesty and integrity. Senior financial officers shall avoid all actual or apparent conflicts of interest between personal and professional relationships and shall disclose to the board of directors any material transaction or relationship that reasonably could be expected to give rise to such conflict.

2. Senior financial officers shall endeavor to provide information that is full, fair, accurate, timely, and understandable in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and other public filings or communications made by the Company.

3. Senior financial officers shall endeavor to faithfully comply with all laws, rules and regulations of federal, state, and local governments, and all applicable private or public regulatory agencies.

4. Senior financial officers shall act in good faith, responsibly, with due care, competence, and diligence. Senior financial officers shall not knowingly or recklessly misrepresent material facts or allow their independent judgment to be subordinated.

5. Senior financial officers shall respect the confidentiality of information acquired in the course of their employment except when authorized or otherwise legally obligated to disclose such information. Senior financial officers shall not use for personal advantage confidential information acquired in the course of their employment.

6. Senior financial officers shall proactively promote ethical behavior among peers and subordinates in the work place.

7. Senior financial officers shall act responsibly in their use of and control over the Company's assets and resources.

8. Senior financial officers shall promptly report to the audit committee any violation or suspected violation of the Code.

Each senior financial officer is expected to adhere at all time to both this Code and the Company's Code of Business Conduct and Ethics. Only the board of directors shall have the authority to approve any deviation or waiver from this Code. Any waiver and the reasons for it shall be promptly disclosed in a filing on Form 8-K with the SEC or, subject to satisfaction of any conditions established by the SEC, posted on the Company's website.

ACKNOWLEDGED AND AGREED TO:


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Date: ____________________, _____